CERTIFICATE OF FORMATION

OF

PBGM RFR PRODUCTIONS LLC

(Pursuant to Section 18-201 of the Delaware Limited Liability Company Act)

The undersigned, as an authorized person, in order to form a limited liability company under the Delaware Limited Liability Company Act, does hereby certify as follows:

1. The name of the limited liability company is PBGM RFR Productions LLC (the "Company").

2. The address of the registered office of the Company in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware 19808.

3. The name and address of the registered agent for service of process on the Company in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808.

IN WITNESS WHEREOF, the undersigned authorized person has executed this Certificate of Formation on the 9th day of July 2024.

PBGM Productions LLC, a Delaware limited liability company

By: *Brennan McNichol*
DocuSigned by:
DBAA3D2BA2654D2...

Name: Brennan Gordon McNichol
Title: Authorized Person